MFS Capital Opportunities Fund, a series of MFS Trust VII, changed its disclosure under Principal Investment Strategies from The fund invests, under normal market conditions, at least 65% of its net assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts to MFS (Massachusetts Financial Services Company, the funds investment adviser) normally invests the fund s assets primarily in equity securities, as described in Post-Effective Amendment No. 38 to the Registration Statement (File Nos. 811-3090 and 2-68918), as filed with the Securities and Exchange Commission via EDGAR on January 26, 2007, under Rule 485 under the Securities Act of 1933. Such description is incorporated herein by reference.